

November 24, 2014

Via E-mail
Conn Flanigan
Chief Executive Officer
American Housing REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re: American Housing REIT Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 23, 2014**
> **File No. 001-54727**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us why you have not filed a form 10-Q for the quarter ended June 30, 2014, and tell us when you intend to do so.

2.   We note your responses to comments 2, 3 and 6 and await the filing of an amended Form 10-K for the year ended September 30, 2013.

Form 10-Q for the quarter ended March 31, 2014

Note 6 – Single Family Residence Acquisitions, page 8

3.   We reissue our previous comment 4, as modified. We note from your disclosure that you have purchased 46 single family residences as of March 31, 2014. Additionally, we note from your response to comments 4 and 5 that you have acquired over 100 homes

subsequent to December 31, 2013. Please clarify how many of the residences were occupied at their acquisition date. For any properties purchased subject to an existing lease, please tell us how you determined that the in-place lease was not significant and provide us with any relevant information about the leases including, but not limited to, the average remaining term. Please also tell us how you determined that you were not required to present financial information for any of these acquisitions under Rule 3-14 of Regulation S-X.

Property Portfolio, page 12

4.   We note from your response to comments 4 and 5 that of the 25 properties you purchased prior to December 31, 2013, 6 of the tenants were evicted and only 9 of the 25 tenants remained current or extended their leases as of the date of your response, approximately one year after most of the leases began. Please provide us with additional information about your tenants including the screening procedures you utilize in locating tenants and any related metrics, and provide additional portfolio data such as tenant retention rates, actual average eviction cost, actual average downtime due to evictions (number of days between last date rent was paid and date new tenant began paying rent), actual average tenant turnover costs and actual costs incurred to renew existing tenants. Please disclose this additional information in future filings.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Senior Accountant